Alamo Energy Corp.
10497 Town and Country Way, Suite 820
Houston, Texas 77024

March 25, 2011

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:              Alamo Energy Corp.
Registration Statement on Form S-1
File No. 333-169609

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Alamo Energy Corp. (the “Company”) hereby requests the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-169609) initially filed with the Securities and Exchange Commission (the “Commission”) on September 28, 2010, together with all amendments and exhibits thereto (the “Registration Statement”) with such request to be approved effective as of the date hereof or at the earliest practical date thereafter.  The Registration Statement has not been declared effective, and the Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company has determined that it is not in the best interest of the Company to proceed with the Registration Statement at this time due to current economic conditions.  The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477 (a) under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use. Please provide a copy of the order granting the withdrawal of the Registration Statement to Michael Muellerleile of M2 Law Professional Corporation, the Company’s counsel, via facsimile at (949) 706-1475.

 If you have any questions, please contact Michael Muellerleile of M2 Law Professional Corporation at 949-706-1470.

Alamo Energy Corp.

/s/ Allan Millmaker
Allan Millmaker
President and Chief Executive Officer